Exhibit 99.1

Century 21 China Real Estate Responds to Shareholder Petition

Beijing, China, January 9, 2012 — IFM Investments Limited (the “Company,” “Century 21 China Real Estate” or “CTC”) (NYSE: CTC), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that GL Asia Mauritius II Cayman Ltd. (“GLA”), an affiliate of Avenue Asia Capital and a shareholder of the Company, filed a petition on December 30, 2011 in the Grand Court of the Cayman Islands, the Company’s jurisdiction of organization, to request an order to wind up the Company and other remedies.

The Company, having consulted with its legal counsel, firmly believes that there is no basis for any of GLA’s claims, and that a winding up would not be the appropriate remedy for any of the claims made. The Company filed a summons to strike out GLA’s petition on January 6, 2012, and will vigorously contest GLA’s petition.

Update on Compliance with Continued Listing Standards

According to the continued listing standards of the New York Stock Exchange, the Company is required to maintain an average market capitalization over a consecutive 30 trading-day period of not less than $15 million. As of January 6, 2012, the Company was in compliance with this continued listing requirement, and had a 30-trading-day-average market capitalization of approximately $17.9 million.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange

Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Echo Zou
IFM Investments Limited
Phone: +86-10-6561-7188*123
E-mail: ir@century21cn.com

Josh Gartner
Brunswick Group
Phone: +86-10-5960-8600
Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng
Brunswick Group
Phone: +1-212-333-3810
Email: ctc@brunswickgroup.com